UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934*
(Amendment No. 3)*

EASTSIDE DISTILLING, INC.

Name of Issuer)

Common Stock

(Title of Class of Securities)

277802302

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐Rule 13d-1(b)
 ☑Rule 13d-1(c)
 ☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277802302	SCHEDULE 13G	Page 2 of 6
1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) GLENBROOK CAPITAL, L.P., a Nevada Limited Partnership (the "Fund") EIN: 86-0847279
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power 587,639(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 587,639(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 587,639(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.9%(3)
12.	Type of Reporting Person (See Instruction) PN

(1)

This amendment to Schedule 13G is being filed to update the beneficial ownership holdings of the Fund through December 31, 2017. Share totals have been adjusted to reflect the 3-for-1 reverse stock split effected by the Issuer on June 15, 2017.

(2)

Includes 60,726 warrants that are currently exercisable, but does not include 40,667 shares issuable upon exercise of common stock purchase warrants that contain a blocker prohibiting the holder from exercising the warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares. The blocker may only be amended by written consent of both the Issuer and the holder. Because on December 31, 2017, the Fund beneficially owned 587,639 shares of Common Stock, representing more than 9.99% of the Issuer's outstanding shares calculated in accordance with Rule 13d-3(d)(1)(i), the 40,667 warrants will not be exercisable until such time as Fund's beneficial ownership percentage falls to 9.99% or below.

(3)	Based on 4,875,361 shares of common stock outstanding on December 31, 2017, as provided by the Issuer.

CUSIP No. 277802302	SCHEDULE 13G	Page 3 of 6
1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) GLENBROOK CAPITAL MANAGEMENT, a Nevada corporation ("GCM") EIN: 86-0848410
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power 587,639(1)(2)(3)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 587,639(2)(3)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 587,639(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.9%(4)
12.	Type of Reporting Person (See Instruction) CO

(1)	All share totals have been adjusted to reflect the 3-for-1 reverse stock split effected by the Issuer on June 15, 2017.
(2)

Includes 60,726 warrants that are currently exercisable by the Fund but does not include 40,667 shares issuable upon exercise of common stock purchase warrants owned by the Fund that contain a blocker prohibiting the holder from exercising the warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares. The blocker may only be amended by written consent of both the Issuer and the holder. Because on December 31, 2017 GCM (as the deemed beneficial owner of the securities directly owned by the Fund) was deemed to beneficially own 587,639 shares of Common Stock calculated in accordance with Rule 13d-3(d)(1)(i), which represents more than 9.99% of the Issuer's outstanding shares, the 40,667 warrants will not be exercisable until such time as the Fund's beneficial ownership percentage falls to 9.99% or below.

(3)

GCM is the corporate general partner of the Fund. In that capacity, it has voting and dispositive power over the shares owned by the Fund. It does not, itself, own any securities of the Issuer, and its deemed beneficial ownership is derivative, based on the holdings of the Fund.

(4)	Based on 4,875,361 shares of common stock outstanding on December 31, 2017.

Item 1(a).	Name of Issuer: EASTSIDE DISTILLING, INC.
Item 1(b).	Address of Issuer's principal executive offices: 1001 SE Water Avenue, Suite 390 Portland, OR 97214
Item 2(a).	Name of person filing: Glenbrook Capital, L.P. (the "Fund") Glenbrook Capital Management (the "General Partner")
Item 2(b).	Address or principal business office or, if none, residence: Both the Fund and the General Partner maintain their principal offices at 430 Cambridge Avenue, Suite 100, Palo Alto, CA 94306
Item 2(c).	Citizenship: Glenbrook Capital, L.P. is a Nevada limited partnership. Glenbrook Capital Management, its general partner, is a Nevada corporation.
Item 2(d).	Title of class of securities: Common Stock
Item 2(e).	CUSIP No. 277802302
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is filing is a:

(a)    ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)    ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)    ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)    ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)    ☐    An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)    ☐    An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)    ☐    A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)    ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 915 U.S.C. 80a-3);

(j)    ☐    Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
	(a)	Amount beneficially owned:	587,639(1)
	(b)	Percent of class:	11.9%(2)
	(c)	Number of shares as to which the person has:
		(i) Sole power to vote or to direct the vote:	587,639(1)
		(ii) Shared power to vote or to direct the vote:	0
		(iii) Sole power to dispose or to direct the disposition of:	587,639(1)
		(iv) Shared power to dispose or to direct the disposition of:	0

__________

(1)

All of the shares are owned beneficially by Glenbrook Capital, L.P. Glenbrook Capital Management may be deemed to possess voting and dispositive power in its capacity as general partner of Glenbrook Capital, L.P.; however, Glenbrook Capital Management disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest.

(2)	Based on 4,875,361 shares of common stock outstanding on December 31, 2017.

Item 5.	Ownership of Five Percent or Less of a Class Inapplicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person Inapplicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Inapplicable
Item 8.	Identification and Classification of Members of the Group Inapplicable
Item 9.	Notice of Dissolution of the Group Inapplicable
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

GLENBROOK CAPITAL, L.P.
a Nevada Limited Partnership

By: GLENBROOK CAPITAL MANAGEMENT
a Nevada corporation,
its General Partner

By: /s/ Richard Rudgley
Name: Richard Rudgley
Title: President

GLENBROOK CAPITAL MANAGEMENT
a Nevada corporation

By: /s/ Richard Rudgley
Name: Richard Rudgley
Title: President